CANADIAN NATURAL RESOURCES LIMITED
ANNOUNCES QUARTERLY DIVIDEND
CALGARY, ALBERTA – AUGUST 1, 2024 – FOR IMMEDIATE RELEASE
Canadian Natural Resources Limited announces that its Board of Directors has declared a quarterly cash dividend on its common shares of $0.525 (fifty two and one-half cents) per common share. The dividend will be payable on October 4, 2024 to shareholders of record at the close of business on September 13, 2024.
The Company has a leading track record of dividend increases, with 2024 being the 24th consecutive year of dividend increases with a compound annual growth rate ("CAGR") of 21% over that time. This demonstrates the confidence that the Board of Directors has in the sustainability of our business model, our strong balance sheet and the strength of our diverse, long life low decline reserves and asset base.
Canadian Natural is a senior crude oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.

CANADIAN NATURAL RESOURCES LIMITED T (403) 517-6700 F (403) 517-7350 E ir@cnrl.com 2100, 855 - 2 Street S.W. Calgary, Alberta, T2P 4J8 www.cnrl.com

SCOTT G. STAUTH President MARK A. STAINTHORPE Chief Financial Officer LANCE J. CASSON Manager, Investor Relations Trading Symbol - CNQ Toronto Stock Exchange New York Stock Exchange

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Refer to our website for complete forward-looking statements www.cnrl.com.